Force Protection Video Equipment Corp.

140 Iowa Lane, Suite 101

Cary, NC 27511

February 16, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Force Protection Video Equipment Corp.
Registration Statement on Form S-1
File No. 333-208720

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Force Protection Video Equipment Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-208720) together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement, and will file a new registration statement, in connection with comments received from the staff of the Commission. No securities were sold pursuant to the Registration Statement. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Brenda Hamilton of Hamilton & Associates Law Group, P.A., at (561) 416-8956.

Thank you for your assistance in this matter.

Sincerely, Force Protection Video Equipment Corp.

By:	/s/ Paul Feldman
Paul Feldman
Chief Executive Officer